FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

☐ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities
Exchange Act of 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935
or Section 30(f) of the Investment Company
Act of 1940

1. Name and Address of Reporting Person* Marino John H.	2. Issuer Name and Ticker or Trading Symbol RailAmerica, Inc. (NYSE:RRA)		6. Relationship of Reporting Person to Issuer (Check all applicable)

(Last) (First) (Middle) 6189 Deer Path Court	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	4. Statement For Month/Year June 2002	☒ Director ☒ Officer (give title below) Vice Chairman Emeritus Assistant Secretary	☐ 10% Owner ☐ Other (Specify below)
(Street)		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check applicable line)
☒ Form Filed by One Reporting Person
Manassas Virginia 20112			☐ Form Filed by More Than One Reporting Person
(City) (State) (Zip)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of Security (Instr. 3)	2. Transaction Date (Month/ Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				(Instr. 3, 4 and 5)
		Code	V	Amount	(A) or (D)	Price
Common Stock, par value $.001 per share							79,580	D
							170	1	Children

FORM 4 (continued)
Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., Puts, Calls, Warrants, Options, Convertible Securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transac- tion Date (Month/ Day/Year)	4. Transac- tion Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
							Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
			Code	V	(A)	(D)

Non-Employee Director Stock Options Right to Buy	$8.75	—	—	—	—	—	4/7/99	4/7/09	Common Stock, par value $.001	5,000		5,000	D

Non-Employee Director Stock Options Right to Buy	$9.00	—	—	—	—	—	1/1/00	1/1/10	Common Stock, par value $.001	50,000		50,000	D

Non-Employee Director Stock Options Right to Buy	$6.50	—	—	—	—	—	8/30/00 (1)	8/30/10	Common Stock, par value $.001	5,000		5,000	D

Non-Employee Director Stock Options Right to Buy	$12.01	—	—	—	—	—	6/22/01 (2)	6/22/11	Common Stock, par value $.001	5,000		5,000	D

Non-Employee Director Stock Options Right to Buy	$10.20	6/20/02	A	V	5,000	—	6/20/02 (3)	6/20/12	Common Stock, par value $.001	5,000		5,000	D

  Explanation of Responses:

(1)	Thirty three and one-third percent (33 1/3%) of such options became exercisable on each of August 30, 2000 and August 30, 2001 and another thirty three and one-third percent (33 1/3%) of such options will become exercisable on August 30, 2002.

(2)	Thirty three and one-third percent (33 1/3%) of such options became exercisable on each of June 22, 2001 and June 22, 2002, and another thirty three and one-third percent (33 1/3%) of such options will become exercisable on June 22, 2003.

(3)	Thirty three and one-third percent (33 1/3%) of such options became exercisable on June 20, 2002, and another thirty three and one-third percent (33 1/3%) of such options will become exercisable on June 20, 2003 and June 20, 2004.

/s/ John H. Marino	July 31, 2002
**Signature of Reporting Person John H. Marino	Date

    *  Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

(Print or Type Responses) Page 2